Exhibit 21

SUBSIDIARIES OF THE COMPANY

Name	State or Province of Incorporation
API Electronics Group Corp.	Ontario

API Electronics, Inc.	Delaware

API Nanofabrication and Research Corporation	Delaware

API Nanotronics Holdings Corp. f/k/a Rubincon Holdings Corp.	Ontario

API Nanotronics Sub, Inc. f/k/a RVI Sub, Inc.	Ontario

Filtran, Inc.	New York

Filtran Limited	Ontario

Keytronics, Inc.	New York

National Hybrid, Inc.	New York

Pace Technology, Inc.	Florida

TM Systems II, Inc.	Delaware